EXHIBIT 3

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35 -                )

Filings Under the Public Utility Holding Company Act of 1935
("Act")

_______________, 1996

          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.
          Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __________, 1996 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

CSW Credit, Inc. (File Nos. 70-7113 & 70-7218)
          CSW Credit, Inc. ("CSW Credit"), a wholly owned, non-utility subsidiary of Central and South West Corporation ("CSW"), a registered holding company, and CSW, both of 1616 Woodall Rodgers Freeway, Dallas, Texas, 75202, have filed a post-effective amendment to their application under sections 6, 7, 9, 10 and 12 of the Act and Rules 23 and 45 thereunder.
          CSW owns all of the common stock of four domestic electric operating subsidiaries, Central Power and Light Company ("CPL"), Public Service Company of Oklahoma, Southwestern Electric Power Company and West Texas Utilities Company (collectively, the "CSW Operating Companies"). CSW's other subsidiaries include CSW Energy, Inc., CSW Credit, CSW Leasing, Inc., Central and South West Services, Inc., CSW Communications, Inc., EnerShop Inc. and SEEBOARD plc.
          By order dated July 19, 1985, HCAR No. 23717; 70-7113 (the "Original Order"), the Commission authorized CSW to organize CSW Credit for the purposes of factoring the accounts receivable of the CSW Operating Companies through December 31, 1986. Pursuant to the Original Order, CSW Credit was authorized to borrow up to $320 million and CSW was authorized to make equity investments in CSW Credit up to $80 million.
          By order dated July 31, 1986, HCAR No. 24157; 70-7218 (the "1986 Order"), the Commission authorized the expansion of the scope of CSW Credit's permissible activities to include the factoring of receivables of non-associate utilities. To finance these transactions, the Commission authorized CSW Credit to borrow up to an additional $160 million and permitted CSW to make additional equity investments in CSW Credit of up to $40 million to maintain CSW Credit's equity-to-debt capitalization ratio.
The 1986 Order also provided that CSW Credit would limit its acquisition of utility receivables from non-associate utilities so that the average amount of such receivables for the preceding 12-month period outstanding as of the end of any calendar month would be less than the average amount of receivables acquired from associated companies outstanding as of the end of each calendar month during the preceding 12-month period (the "50% Restriction").
          By order dated February 8, 1988, HCAR No. 24575; 70-7218, 70-7113 (the "1988 Order"), the provisions of the Original Order and the 1986 Order were extended through December 31, 1989, with specified authorized levels of borrowings and related equity investments. Specifically, the Commission authorized CSW Credit to factor accounts receivable of non-associate gas or electric utility companies and borrow up to $320 million and $304 million to finance the factoring of associate and non-associate receivables, respectively. CSW was authorized to make equity investments in CSW Credit of up to an aggregate of $80 million and $76 million in connection with the factoring of associate and non-associate receivables, respectively.
          By order dated December 27, 1989, HCAR No. 25009; 70-7218 & 70-7113 (the "1989 Order"), the Commission authorized a reduction in CSW Credit's equity-to-debt capitalization from approximately 20% to not less than 15%. In all other respects, the previously granted authority was extended through December 31, 1990.
          By order dated August 30, 1990, HCAR No. 25138; 70-7218 & 70-7113 (the "1990 Order"), the Commission authorized a further reduction in the equity-to-debt capitalization to not less than 5%.
          By order dated December 21, 1990, HCAR No. 25228; 70-7218 & 70-7113 (the "December 1990 Order"), the Commission extended CSW Credit's existing authority through December 31, 1991.
          By order dated December 24, 1991, HCAR No. 25443; 70-7218 & 70-7113 (the "1991 Order"), the Commission authorized CSW Credit to borrow up to an additional $200 million to finance the factoring of associate receivables. In all other respects, the previously granted authority was extended through December 31, 1992.
          By order dated December 9, 1992, HCAR No. 25698; 70-- 7218 & 70-7113 (the "1992 Order"), the Commission extended CSW Credit's existing authority through December 31, 1993.
          On May 29, 1992, CSW and CPL entered into a settlement with Houston Industries Incorporated and its subsidiary, Houston Light & Power Company ("HLP"), to normalize business relations between the two systems and to settle several disputes which had existed between the two systems for some time. As part of the normalization of business relations between the parties, HLP and CSW Credit agreed to arrangements under which CSW Credit would purchase electric utility receivables from HLP. By order dated December 29, 1992, HCAR No. 25720; 70-8037 (the "1992 HLP
Order"), the Commission authorized CSW Credit, among other things, to borrow up to an additional $650 million during the 12-1/2 year term of the HLP agreement; provided, that such borrowings were only to be used to purchase accounts receivable of HLP.
          By order dated December 21, 1993, HCAR No. 25959; 70-- 7218 & 70-7113 (the "1993 Order"), the Commission extended CSW Credit's existing authority through December 31, 1994.
          By order dated December 16, 1994, HCAR No. 26190; 70-- 7218 & 70-7113 (the "December 1994 Order"), the Commission extended CSW Credit's existing authority through December 31, 1995.
          By order dated December 22, 1995, HCAR No. 26437; 70-- 7218 & 70-7113 (the "1995 Order"), the Commission extended CSW Credit's existing authority through December 31, 1996.
          CSW and CSW Credit hereby respectfully request an extension through December 31, 1999 of all previously granted authority pursuant to the Original Order, the 1986 Order, the 1988 Order, the 1989 Order, the 1990 Order, the December 1990 Order, the 1991 Order, the 1992 Order, the 1992 HLP Order, the 1993 Order, the 1994 Order, the December 1994 Order and the 1995 Order.